UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                      TAKE-TWO INTERACTIVE SOFTWARE, INC.
                      -----------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                   874054109
                             -------------------
                                (CUSIP Number)

                                 Mark Horowitz
                                General Counsel
                       Glenview Capital Management, LLC
                                399 Park Avenue
                           New York, New York 10022
                                (212) 812-4700
                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 8, 2006
                           -------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 16 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No.: 874054109                                          Page 2 of 16 Pages
.................................................................................
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |_|
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Source of Funds (See Instructions)

        WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [  ]
.................................................................................
6.      Citizenship or Place of Organization

        Delaware
.................................................................................
Number of      7.       Sole Voting Power         7,883,372
Shares         .................................................................
Beneficially   8.       Shared Voting Power       None
Owned by Each  .................................................................
Reporting      9.       Sole Dispositive Power    7,883,372
Person With    .................................................................
               10.      Shared Dispositive Power  None
.................................................................................
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        7,883,372
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        |_|
.................................................................................
13.     Percent of Class Represented by Amount in Row (11)

        11% based on 71,478,926 shares outstanding as of February 22, 2006.
.................................................................................
14.     Type of Reporting Person:

        OO

                                  SCHEDULE 13D

CUSIP No.: 874054109                                          Page 3 of 16 Pages
.................................................................................
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        GLENVIEW CAPITAL GP, LLC
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) |_|

        (b) |_|
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Source of Funds (See Instructions)

        WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [  ]
.................................................................................
6.      Citizenship or Place of Organization

        Delaware
.................................................................................
Number of      7.       Sole Voting Power         None
Shares         .................................................................
Beneficially   8.       Shared Voting Power       7,883,372
Owned by Each  .................................................................
Reporting      9.       Sole Dispositive Power    None
Person With    .................................................................
               10.      Shared Dispositive Power  7,883,372
.................................................................................
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        7,883,372
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        |_|
.................................................................................
13.     Percent of Class Represented by Amount in Row (11)

        11% based on 71,478,926 shares outstanding as of February 22, 2006.
.................................................................................
14.     Type of Reporting Person:

        OO

                                  SCHEDULE 13D


CUSIP No.: 874054109                                          Page 4 of 16 Pages
.................................................................................
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        GLENVIEW CAPITAL MASTER FUND, LTD.
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) |_|

        (b) |_|
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Source of Funds (See Instructions)

        WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [  ]
.................................................................................
6.      Citizenship or Place of Organization

        Cayman Islands, British West Indies
.................................................................................
Number of      7.       Sole Voting Power         None
Shares         .................................................................
Beneficially   8.       Shared Voting Power       4,758,092
Owned by Each  .................................................................
Reporting      9.       Sole Dispositive Power    None
Person With    .................................................................
               10.      Shared Dispositive Power  4,758,092
.................................................................................
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,758,092
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        |X|
.................................................................................
13.     Percent of Class Represented by Amount in Row (11)

        6.7% based on 71,478,926 shares outstanding as of February 22, 2006.
.................................................................................
14.     Type of Reporting Person:

        CO

                                  SCHEDULE 13D


CUSIP No.: 874054109                                          Page 5 of 16 Pages
.................................................................................
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        LAWRENCE M. ROBBINS
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) |_|

        (b) |_|
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Source of Funds (See Instructions)

        WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [  ]
.................................................................................
6.      Citizenship or Place of Organization

        United States of America
.................................................................................
Number of      7.       Sole Voting Power         None
Shares         .................................................................
Beneficially   8.       Shared Voting Power       7,883,372
Owned by Each  .................................................................
Reporting      9.       Sole Dispositive Power    None
Person With    .................................................................
               10.      Shared Dispositive Power  7,883,372
.................................................................................
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        7,883,372
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        | |
.................................................................................
13.     Percent of Class Represented by Amount in Row (11)

        11% based on 71,478,926 shares outstanding as of February 22, 2006.
.................................................................................
14.     Type of Reporting Person:

        IA

                                                              Page 6 of 16 Pages

               This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Take-Two Interactive Software, Inc., a Delaware corporation (the "Issuer"). Certain of the Shares reported herein were previously reported by the Reporting Persons on Schedule 13G, the last amendment of which was filed on February 22, 2006.

Item 1         Security and Issuer

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 622 Broadway, New York, New York 10012.

Item 2         Identity and Background

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Glenview Capital Management, LLC ("Glenview Capital Management");
               ii)  Glenview Capital GP, LLC ("Glenview Capital GP");
               iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital
                    Master Fund"); and
               iv)  Lawrence M. Robbins ("Mr. Robbins").

               This Statement relates to the Shares held for the accounts of Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional
Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                              The Reporting Persons

               Glenview Capital Management is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital Management is management of the investment activities of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The Chief Executive Officer of Glenview Capital Management is Lawrence M. Robbins.

               Glenview  Capital  GP  is  a Delaware limited  liability  company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital GP is to serve as the general partner of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview

                                                              Page 7 of 16 Pages

Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. The managing member and Chief Executive Officer of Glenview Capital GP is Lawrence
M. Robbins.

               Glenview Capital Master Fund is a Cayman Islands exempted company and the address of its principal business office is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of Glenview Capital Master Fund is to serve as an investment fund under the direction of its investment manager, Glenview Capital Management. The sponsor of the Glenview Capital Master Fund is Glenview Capital GP. In such capacities, Glenview Capital Management and Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the account of Glenview Capital Master Fund. The Chief Executive Officer of Glenview Capital Management and Glenview Capital GP is Mr. Robbins.

               The principal occupation of Mr. Robbins, a United States citizen, is the direction of the activities of Glenview Capital Management and Glenview Capital GP, which is carried out in his capacity as Chief Executive Officer of Glenview Capital Management and Glenview Capital GP at Glenview Capital Management's principal office address.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Since January 5, 2006 (60 days prior to the date hereto),  all
Shares acquired by the Reporting Persons were acquired for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. The source of funds for the these acquisitions was the working capital of these accounts. The total purchase price paid by the Reporting Persons for the acquisitions was approximately $115,195,224.43. Neither Mr. Robbins, Glenview Capital Management nor Glenview Capital GP directly own any Shares. As disclosed herein, however, Glenview Capital Master Fund may be deemed to beneficially own 4,758,092 Shares.

               The securities held for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction,

               The Reporting Persons have acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons'
ordinary  course  of  business.   The Reporting Persons intend to review  their
investment in the Issuer on a continuing basis and reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time, to the extent deemed advisable in light of general investment and trading policies of the Reporting
Persons,  market  conditions or other factors.  Although  the  acquisition   of
the Shares is for investment purposes, the Reporting Persons may pursue, either alone or with others, discussions with

                                                              Page 8 of 16 Pages

management or directors of the Issuer regarding alternatives to protect, grow, and ultimately realize long-term value for shareholders. Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other matters as the Reporting Persons deem appropriate with other shareholders, industry analysts, existing or potential strategic partners, acquirors or competitors, investment and financing professionals, sources of credit and other investors.

               None of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.        Interest in Securities of the Issuer

               According to information filed by the Issuer with the Securities and Exchange Commission in its most recent amendment to the Issuer's annual report on Form 10-K, the number of Shares outstanding was 71,478,926 as of February 22, 2006.

               (a) (i) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 7,883,372 Shares
(approximately 11% of the total number of Shares outstanding). This amount consists of (A) 413,840 Shares held for the account of Glenview Capital Partners, (B) 4,758,092 Shares held for the account of Glenview Capital Master Fund, (C) 2,313,163 Shares held for the account of Glenview Institutional Partners, (D) 311,196 Shares held for the account of GCM Little Arbor Master Fund, (E) 81,858 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 5,223 Shares held for the account of GCM Little Arbor Partners.

                  (ii) Glenview Capital Master Fund may be deemed to be the beneficial owner of the 4,758,092 Shares (approximately 6.7% of the total number of Shares outstanding), held for its account.

               (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 7,883,372 Shares that it may be deemed to beneficially own as set forth above.

                  (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 7,883,372 Shares that each of Glenview Capital GP and Mr. Robbins may be deemed to beneficially own as set forth above.

                  (iii) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 4,758,092 Shares that it may be deemed to beneficially own as set forth above.

               (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Annex A hereto.

                                                              Page 9 of 16 Pages

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

               From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.        Material to be filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 16 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2006                  GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                        ----------------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: March 8, 2006                  GLENVIEW CAPITAL GP, LLC


                                     By: /s/ Lawrence M. Robbins
                                        ----------------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: March 8, 2006                  GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By: Glenview Capital Management, LLC
                                         As Investment Manager


                                     By: /s/ Lawrence M. Robbins
                                        ----------------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: March 8, 2006                  LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -------------------------------------------

                                                             Page 11 of 16 Pages


                                                                ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                       TAKE-TWO INTERACTIVE SOFTWARE, INC.

A. Transactions for the account of Glenview Capital Master Fund, Ltd. in the past 60 days.

----------------------------- ----------------------------- ----------------------- ----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- ----------------------
         01/25/2006                       BUY                              266,193                 $17.83
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                               15,900                 $17.40
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              203,300                 $17.55
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              228,700                 $17.41
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              268,835                 $17.36
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              287,600                 $17.33
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              334,300                 $17.27
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              126,600                 $14.40
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              127,000                 $14.05
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              254,200                 $14.25
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              254,700                 $14.00
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              278,803                 $14.52
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              635,400                 $13.95
----------------------------- ----------------------------- ----------------------- ----------------------
         01/30/2006                       BUY                              321,179                 $15.73
----------------------------- ----------------------------- ----------------------- ----------------------
         01/31/2006                       BUY                              453,762                 $15.97
----------------------------- ----------------------------- ----------------------- ----------------------
         02/01/2006                       BUY                               64,921                 $15.47
----------------------------- ----------------------------- ----------------------- ----------------------
         02/08/2006                       BUY                                2,600                 $14.95
----------------------------- ----------------------------- ----------------------- ----------------------
         02/08/2006                       BUY                               48,400                 $14.93
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                                  700                 $15.30
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                                9,200                 $15.67
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               26,500                 $15.51
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               39,800                 $15.67
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               59,800                 $15.40
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               66,100                 $15.52
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                               13,200                 $15.37
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                               26,500                 $15.75
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                               27,195                 $15.88
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                              132,600                 $15.64
----------------------------- ----------------------------- ----------------------- ----------------------

                                                                                      Page 12 of 16 Pages

B. Transactions for the account of Glenview Institutional Partners, L.P. in the past 60 days.

----------------------------- ----------------------------- ----------------------- ----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- ----------------------
         01/25/2006                       BUY                              128,200                 $17.83
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                                7,700                 $17.40
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                               99,000                 $17.55
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              111,400                 $17.41
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              129,400                 $17.36
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              140,000                 $17.33
----------------------------- ----------------------------- ----------------------- ----------------------
         01/26/2006                       BUY                              162,700                 $17.27
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                               61,700                 $14.40
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                               61,900                 $14.05
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              123,700                 $14.25
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              123,900                 $14.00
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              134,200                 $14.52
----------------------------- ----------------------------- ----------------------- ----------------------
         01/27/2006                       BUY                              309,300                 $13.95
----------------------------- ----------------------------- ----------------------- ----------------------
         01/30/2006                       BUY                              154,500                 $15.73
----------------------------- ----------------------------- ----------------------- ----------------------
         01/31/2006                       BUY                              218,400                 $15.97
----------------------------- ----------------------------- ----------------------- ----------------------
         02/01/2006                       BUY                               31,200                 $15.47
----------------------------- ----------------------------- ----------------------- ----------------------
         02/08/2006                       BUY                                1,200                 $14.95
----------------------------- ----------------------------- ----------------------- ----------------------
         02/08/2006                       BUY                               23,400                 $14.93
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                                  300                 $15.30
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                                4,400                 $15.67
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               12,800                 $15.51
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               19,100                 $15.67
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               28,700                 $15.40
----------------------------- ----------------------------- ----------------------- ----------------------
         02/16/2006                       BUY                               31,900                 $15.52
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                                6,400                 $15.37
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                               12,800                 $15.75
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                               13,100                 $15.88
----------------------------- ----------------------------- ----------------------- ----------------------
         02/17/2006                       BUY                               63,800                 $15.64
----------------------------- ----------------------------- ----------------------- ----------------------

                                                                                       Page 13 of 16 Pages

C. Transactions for the account of Glenview Capital Partners, L.P. in the past 60 days.

----------------------------- ----------------------------- ----------------------- -----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- -----------------------
         01/25/2006                       BUY                               21,900                  $17.83
----------------------------- ----------------------------- ----------------------- -----------------------
         01/26/2006                       BUY                                1,400                  $17.40
----------------------------- ----------------------------- ----------------------- -----------------------
         01/26/2006                       BUY                               17,700                  $17.55
----------------------------- ----------------------------- ----------------------- -----------------------
         01/26/2006                       BUY                               19,900                  $17.41
----------------------------- ----------------------------- ----------------------- -----------------------
         01/26/2006                       BUY                               22,000                  $17.36
----------------------------- ----------------------------- ----------------------- -----------------------
         01/26/2006                       BUY                               25,000                  $17.33
----------------------------- ----------------------------- ----------------------- -----------------------
         01/26/2006                       BUY                               29,100                  $17.27
----------------------------- ----------------------------- ----------------------- -----------------------
         01/27/2006                       BUY                               11,000                  $14.40
----------------------------- ----------------------------- ----------------------- -----------------------
         01/27/2006                       BUY                               11,100                  $14.05
----------------------------- ----------------------------- ----------------------- -----------------------
         01/27/2006                       BUY                               22,100                  $14.25
----------------------------- ----------------------------- ----------------------- -----------------------
         01/27/2006                       BUY                               22,100                  $14.00
----------------------------- ----------------------------- ----------------------- -----------------------
         01/27/2006                       BUY                               22,900                  $14.52
----------------------------- ----------------------------- ----------------------- -----------------------
         01/27/2006                       BUY                               55,300                  $13.95
----------------------------- ----------------------------- ----------------------- -----------------------
         01/30/2006                       BUY                               26,300                  $15.73
----------------------------- ----------------------------- ----------------------- -----------------------
         01/31/2006                       BUY                               37,300                  $15.97
----------------------------- ----------------------------- ----------------------- -----------------------
         02/01/2006                       BUY                                5,300                  $15.47
----------------------------- ----------------------------- ----------------------- -----------------------
         02/08/2006                       BUY                                  200                  $14.95
----------------------------- ----------------------------- ----------------------- -----------------------
         02/08/2006                       BUY                                4,200                  $14.93
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  100                  $15.30
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  800                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                2,300                  $15.51
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                3,400                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                5,100                  $15.40
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                5,700                  $15.52
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                1,100                  $15.37
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                2,300                  $15.75
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                2,300                  $15.88
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                               11,400                  $15.64
----------------------------- ----------------------------- ----------------------- -----------------------

                                                                                       Page 14 of 16 Pages

D. Transactions for the account of GCM Little Arbor Partners, L.P. in the past 60 days.

----------------------------- ----------------------------- ----------------------- -----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- -----------------------
         01/31/2006                       SALE                                  83                  $15.86
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  100                  $15.51
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  200                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  200                  $15.40
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  300                  $15.52
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                  100                  $15.37
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                  100                  $15.75
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                  100                  $15.88
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                  600                  $15.64
----------------------------- ----------------------------- ----------------------- -----------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. in the past 60 days.

----------------------------- ----------------------------- ----------------------- -----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- -----------------------
         01/31/2006                       BUY                                  271                  $15.86
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  200                  $15.30
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                2,300                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                6,600                  $15.51
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                9,900                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                               14,900                  $15.40
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                               16,600                  $15.52
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                3,300                  $15.37
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                6,600                  $15.75
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                6,700                  $15.88
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                               32,900                  $15.64
----------------------------- ----------------------------- ----------------------- -----------------------

F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. in the past 60 days.

----------------------------- ----------------------------- ----------------------- -----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- -----------------------
         01/31/2006                       SALE                                 188                  $15.86
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                  600                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                1,700                  $15.51
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                2,600                  $15.67
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                3,900                  $15.40
----------------------------- ----------------------------- ----------------------- -----------------------
         02/16/2006                       BUY                                4,400                  $15.52
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                  900                  $15.37
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                1,700                  $15.75
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                1,800                  $15.88
----------------------------- ----------------------------- ----------------------- -----------------------
         02/17/2006                       BUY                                8,700                  $15.64
----------------------------- ----------------------------- ----------------------- -----------------------


                                                            Page 15 of 16 Pages

                                  EXHIBIT INDEX

Ex.                                                                    Page No.
---                                                                    --------

A.       Joint Filing Agreement, dated March 8, 2006 by and among
         Glenview Capital Management, LLC, Glenview Capital GP, LLC,
         Glenview Capital Master Fund, Ltd., and Lawrence M. Robbins..      16

                                                            Page 16 of 16 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Take-Two Interactive Software, Inc. dated as of March 8, 2006 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: March 8, 2006                  GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                        ----------------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: March 8, 2006                  GLENVIEW CAPITAL GP, LLC


                                     By: /s/ Lawrence M. Robbins
                                        ----------------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: March 8, 2006                  GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By: Glenview Capital Management, LLC
                                         As Investment Manager


                                     By: /s/ Lawrence M. Robbins
                                        ----------------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: March 8, 2006                  LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -------------------------------------------